

Mail Stop 3561

January 3, 2017

Barry G. Steele
Chief Financial Officer
Gentherm Incorporated
21680 Haggerty Road, Ste. 101
Northville, MI 48167

> **Re:     Gentherm Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 000-21810**

Dear Mr. Steele:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure